Exhibit 99.1

CONFIDENTIAL

January 14, 2016

The Board of Directors

Synutra International, Inc.

2275 Research Blvd., Suite 500

Rockville, Maryland 20850

United States

Dear Members of the Board of Directors,

Mr. Liang Zhang (“Mr. Zhang”), chairman of the board of directors of Synutra International, Inc. (the “Company”), and Beams Power Investment Limited (together with Mr. Zhang, the “Buyer Parties”), an investment vehicle wholly owned by Mr. Zhang’s wife, Ms. Xiuqing Meng, are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding shares of common stock (the “Shares”) of the Company that are not already beneficially owned by the Buyer Parties in a going private transaction (the “Transaction”).

We believe that our proposal of US$5.91 per Share in cash provides a very attractive opportunity to the stockholders of the Company. This price represents a premium of approximately 63% to the closing price of the Company’s Shares on January 13, 2016 and a premium of approximately 30% to the volume-weighted average closing price of the Company’s Shares during the last 20 trading days.

The terms and conditions upon which we are prepared to pursue the Transaction are set forth below. We are confident in our ability to consummate the Transaction as outlined in this letter.

1.	Transaction and Purchase Price

We propose to acquire all of the outstanding Shares of the Company not beneficially owned by us at a purchase price equal to US$5.91 per Share in cash through a merger of an acquisition vehicle newly formed by the Buyer Parties with and into the Company.

2.	Financing

We intend to finance the Transaction with a combination of equity capital and third party debt. Equity financing will be provided by the Buyer Parties, and any additional equity investor who may be admitted as a Buyer Party, in the form of cash and rollover equity in the Company. Debt Financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Transaction.

3.	Due Diligence

We believe that we will be in a position to complete customary business, legal and financial due diligence for the Transaction in a timely manner and in parallel with discussions on definitive agreements.

4.	Definitive Agreements

We have engaged Davis Polk & Wardwell LLP as our U.S. legal counsel. We are prepared to negotiate and finalize definitive agreements for the Transaction promptly. These documents will include provisions typical for transactions of this type.

5.	Confidentiality

The Buyer Parties will, as required by law, promptly file an amendment to Schedule 13D with the Securities and Exchange Commission to disclose this letter. We are sure you will agree that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

6.	Process

We believe that the Transaction will provide value to the Company’s stockholders. We recognize of course that the board of directors of the Company will evaluate the proposed Transaction independently before it can make its determination whether to endorse it. In considering the Transaction, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Parties do not already own, and that the Buyer Parties do not intend to sell their stake in the Company to a third party.

7.	No Binding Commitment

This proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Buyer Parties and does not contain all matters upon which agreement must be reached in order to consummate the Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

* * * * * *

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Yours sincerely,

Liang Zhang

/s/ Liang Zhang

Beams Power Investment Limited

By:	/s/ Xiuqing Meng
Name: Xiuqing Meng
Title: Director

Signature Page to Proposal Letter